17 March 2006

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 17 March 2006 it purchased 420,000 Reed Elsevier PLC ordinary shares at a price of 546.4429 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 4,945,000 Reed Elsevier PLC ordinary shares in treasury, and has 1,272,924,726 Reed Elsevier PLC ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that on 17 March 2006, it purchased 350,000 Reed Elsevier NV ordinary shares at a price of €11.7564 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 3,186,500 Reed Elsevier NV ordinary shares in treasury, and has 739,317,883 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).